UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER 2007.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: October 24, 2007                      /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                    OCTOBER 24, 2007


       TUMI COMPLETES AIRBORNE EM SURVEY ON THREE LICENCE AREAS IN SWEDEN

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). Mr David Henstridge, President, announces the completion of a helicopter-borne electromagnetic (EM) and magnetic survey over three of the Company's 100% owned mineral exploration licences located in the Bergslagen District, Sweden. This program is a continuation of Tumi's regional exploration work in the Bergslagen area, seeking undiscovered silver and base metal deposits. EM surveys undertaken last year helped define drill targets at Sala and Tomtebo and have proved to be a useful tool in identifying new exploration targets. Approximately 400 line kms of survey were flown over the Blixbo, Krusbo and Stollbergsgruvan areas with a flight line spacing of 100 m. The survey was undertaken by Skytem of Denmark.

BLIXBO (581 HA.) Located 17 km east of the town of Falun. A historical sample taken by Boliden from an outcrop in a road-cut assayed 33.8% Zn, 0.8% Pb, 0.4%
Cu, 175 ppm Ag, 0.4 ppm Au and 0.4% W. Two channel samples taken by Tumi verified this high result. One of them, a 1.5 m wide channel sample, assayed 21.4% Zn, 1.8% Pb, 1.3% Cu, 131 ppm Ag and 2.3 ppm Au. The Blixbo area is underlain volcanics known to contain mineralization elsewhere in the Bergslagen District.

KRUSBO (2482 HA.) Located 7 km west of Falun. Several old workings are found in a WSW-ENE striking metarhyolite with K-Mg-Si alteration of the same type that has been found around the historic copper mine of Falun. The survey covered the extent of metarhyolite within the licence area.

STOLLBERGSGRUVAN (773 HA.). Covers the southern part of the historic Stollberg ore field which contains more than 25 volcanic massive sulphide deposits along a 4 km long manganese-rich horizon. Deposits are described as "massive sphalerite-galena with high silver grades." The survey covered the known extent of the mineralized horizon underlying the licence area.

The results of the three surveys will be interpreted by Skytem and will be forwarded to the Company in several weeks time. Any EM anomalies discovered by the survey will be followed up in the field for possible causes.

The qualified person for Tumi's projects, David Henstridge, has visited the Krusbo, Blixbo and Stollbergsgruvan licences in the Bergslagen District, Sweden, and has verified the contents of this news release.

On behalf of the Board,                     COMPANY CONTACT:
                                            Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                        or email: mbermudez@chasemgt.com
-----------------------                     website: www.tumiresources.com
David Henstridge,
President & CEO                             INVESTOR INFORMATION CONTACT:
                                            Mining Interactive
                                            Nick L. Nicolaas at (604) 657-4058
                                            or email: nick@mininginteractive.com

FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.

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